

February 3, 2012

<u>Via E-mail</u>
Ronald M. Faris
Chief Executive Officer
Ocwen Financial Corporation
2002 Summit Boulevard, 6th Floor
Atlanta, Georgia 30319

Re: **Ocwen Financial Corporation**
            Form 10-K
            Filed February 28, 2011
            File No. 001- 13219

Dear Mr. Faris:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel